Norske Skog

RECEIVED
2008 JUN 11 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 30 May 2008

08003183

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Presentation material; Nordea Paper Seminar Helsinki, 13 May, 2008 – Andreas Enger, CFO, published 13 May, 2008*

(2) *Press release; Organisational changes and strengthened restructuring effort, published 27 May, 2008.*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
JUN 13 2008
THOMSON REUTERS

dw6/12

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

Nordea Paper Seminar
Helsinki 13 May 2008

Andreas Enger, CFO

Norske Skog

Content

- Overview and result 1Q 2008
- Strategic focus and recent actions
- Costs and market fundamentals

Norske Skog headlines

- **World's second largest producer of newsprint, fourth largest of magazine paper:**
  - 19 mills in 14 countries
  - Capacity: 6.5 mill. tonnes (6 mill. tonnes after closures in 2008)
  - Revenue (2007) ~ NOK 27.1 billion



O DIA
Argos extra
33% more products
Agosto, mês de recorde

Main activities in first quarter

- Increased focus on portfolio restructuring to reduce debt
- Measures to improve operating rate by closing overcapacity
- Reducing headquarter cost
- Halting the Pisa PM2 project
- Continued efforts on operational improvements

Measures to improve operating rate

- Steti will be closed end of May 2008
  - Capacity reduction of 130 000 t/y
  - Volumes transferred to Golbey and Parenco
- Follum PM2 will be stopped end of June 2008
  - Capacity reduction of 130 000 t/y
  - Most volumes transferred to Skogn and Parenco
- Cheongwon will close end 2008
  - Capacity reduction of 190 000 t/y
  - Optimizing Asian production structure

Profitable to shut down capacity

Changes in European mills operating results after shut-downs


300
250
200
150
100
50
0
-50
-100
-150
Steti
Follum
Skogn
Parenco
Golbey
Bruck
MNOK/year

- Moving production to the most profitable units
- Removing fixed costs at shut-down plants
- Reducing costs per tonne for the group
- Total profit improvement for newsprint in Europe of approx. NOK 400 million

Norske Skog

Q1 2008 in brief

- **EBITDA NOK 489 mill**
  (NOK 778 mill, Q4 2007)
- **Underlying gross operating earnings NOK 634 mill** (NOK 926 mill)
  - including realised gains on cash flow hedging
- **Pre tax profit –NOK 1 108 mill**
  (-NOK 82 mill)
  - including NOK 1 254 mill in impairments
- **Cash flow from operations NOK 832 mill**
  (NOK 521 mill)
- **Weak results in all segments**
  - Improvement in magazine paper

Gross operating margins by region


30,0 %
25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
12,4 %
9,3 %
25,2 %
14,7 %
10,9 %
7,0 %
20,0 %
0,7 %
5,0 %
10,2 %
Newsprint Europe
Newsprint Australasia
Newsprint Asia
Newsprint South America
Magazine Europe
Q4 07
Q1 08

Norske Skog

Balance sheet and cash flow

Million NOK

	Q1 2008	Q4 2007	Q1 2007
Net cash flow from operating activities	832	521	607
Investments in operational fixed assets	(390)	(599)	(199)
Free cash flow per share	2,81	(0,36)	2,16
Total assets	42 108	43 260	44 540
Net interest-bearing debt	15 742	16 408	16 611
Gearing	*1,12*	*1,05*	*0,93*
ROCE	*0,2 %*	*0,7 %*	*4,6 %*

The debt situation

- 2008: Mainly local debt in Asia
- 2009: Mainly NOK bonds
- 2010: Bank debt, with covenants
- 2011: USD bonds
- 2017: Euro bonds
- 31.03.2008:
  - Cash & cash equivalents: NOK 2 bn
  - Undrawn credit facilities: NOK 6 bn (with covenants)
  - Gearing: 1.12; should not exceed 1.4

Debt maturity schedule, 31. 03.2008



2008
1
2009
1,5
2010
4,5
2011
3,3
2012-14
1,2
2015-16
1
2017-19
4,1
2033
1
0
1
2
3
4
5
NOK billion

Norske Skog

Strategic focus and recent actions

Norske Skog

Industrial strategy in four regions


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Capacity management, restructuring and consolidation in Europe
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Growth, restructuring and consolidation in Asia
Participate in a growth market
Pisa
Bio Bio
Capitalize on our strong position in Australasia
Albury
Boyer
Tasman

Norske Skog

Actions to realize significant values in 2008

- Structured review of Norske Skog's portfolio
  - Mills
  - Other assets (power contracts)
- Work has started to sell properties not related to production activities
  - Corporate headquarter announced for sale
  - New Zealand harbour area/warehouse sold

Actions to reduce costs

- Closure of 450.000 tonnes of capacity
  - Reduced fixed costs by NOK 250 mill.
  - Increased contribution by NOK 250 mill.
- Reduce corporate administration cost by at least NOK 150 mill.
  - Substantially downsize the corporate headquarter
  - Reorganise corporate management
- Continue the profit improvement program
  - Target: NOK 3 billion by 2008
  - Implementing best practise globally
  - Establish permanent improvement culture

Taking lead in climate change actions

- Climate change target:
  - Reducing emissions of green house gases by 25 percent in 2020
- A good start in 2007:
  - Emissions fell by 3 percent
  - Phasing in bio-energy
  - Focus on energy saving processes
- Participating in 3C Combat Climate Change
  - Global action for rapid and cost effective transition to low emission economy

Customers care about the environment

"...the biggest single step in carbon reduction by any of our partners to date"


News Co1

John Hartigan
Chairman and chief executive
News Limited

Increasing costs and market fundamentals

Norske Skog

Fighting increasing costs



140
130
120
110
100
90
80
2002
2003
2004
2005
2006
2007
Variable cost pr ton: + 35 %
Fixed costs are reduced by 22 %
Totale costs + 12 %
Average sales price: - 2 %

Total cost breakdown - 2007

Total cost


Distribution
10 %
Depreciation
12 %
Other cost
14 %
Labour cost
10 %
Energy
17 %
Raw materials
37 %

Raw materials


22 % (8%)
29 % (11%)
11 % (4%)
38 % (14%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog

Wood consumption 2007


Wood consumption ~ 6,6 mill. m3
11 %
1 %
39 %
25 %
24 %
Norway
Continental Europe
Australasia
South America
Asia


32 %
68 %
Roundwood
Chips

Norske Skog

The global newsprint market

Europe *Newsprint*


2000
2008

- Import pressure
- Prices falling
- Implementing capacity curtailments to improve prices
- Need for restructuring

Magazine paper:

- Greatly improved market balance following capacity curtailments
- Significant price increase

Asia


2000
2008

- The world' s largest newsprint market
- Great growth potential
- Demand and prices rising

North America


2000
2008

- Dramatic dip in newsprint consumption
- Large-scale shut-downs have improved market balance
- Price increase of more than 10 per cent
- Consolidation and continued capacity curtailments

Australasia


2000
2008

- Stable demand
- Limited imports
- Prices falling due to USD development
- Good cash flow

South America


2000
2008

- Increasing demand
- Import region
- Good access to raw materials
- Strong cost pressure

The graphs show the development ... individual regions in 2000 and 2008

Norske Skog

Global demand development

(Q1 08 vs. Q1 07 - Partly based on preliminary statistics)

Region and product	Change from Q1 07 to Q1 08	Comments
North America Std News	-5.7%	Down, but less than 2007
Europe – Std News	-3.5%	Easter 2008 was in March, versus April last year
Europe – Magazine	+ 1.3%	Still tight marked, but the heat is off
Asia (ex Japan) – Std News	+4.6%	Strong growth in China and India
Australasia – Std News	-11.7%	Stock variations
South Am – Std News	+14.7%	Increased consumption, but also customer stock building
World – Std News	- 0.7%	Better supply & demand balance

Global market update – Spring 2008

- Decline in newsprint demand continues in North America
  - 6 % reduction in Q1 2008 compared with Q1 2007
- European demand levelling off
  - Price decrease on newsprint
  - Weak GBP and USD adding to the challenge
  - Capacity management is key to improve profitability
- Strong demand and significant price increases in Asia into Q2
- Magazine market still tight
  - Further price increases expected in Q3



Norske Skog

Newsprint market in Asia & China

- Strong growth in many Asian countries, expected to continue
- Announced projects are on hold
- Long term potential in China
  - Growth driven by increase in readership and GDP
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – closure of capacity and productions of other grades is happening
- **Prices up 10 per cent 1Q 2008 in China**
- **Prices up 20 per cent in Hong Kong and Singapore 2Q 2008**

Daily Copies Sold in the 5 Largest Markets



Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Asia (ex Japan) Newsprint Deliveries
('000 tonnes)



10,000
9,000
8,000
7,000
6,000
5,000
4,000
2003
2004
2005
2006
2007

Norske Skog

Presence in China of strategic value

- Only Western company with a large presence
  - Shanghai 145.000 ton newsprint capacity
  - Hebei 330.000 ton newsprint capacity
  - Totals 10 per cent of Norske Skog's newsprint capacity
- Weak margins due to overcapacity so far
- Small Chinese enterprises forced to close down
  - Energy shortages
  - Stricter environmental regulations
- Norske Skog is an interesting partner for consolidations

Capacity Changes – Standard Newsprint Europe



Europe Std News
Million tonnes
1997: 11.4 mill
Peak 2006:12.99 mill
2007: 12.95 mill
18
16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)



Europe Std News
AAGR 1997- 2007: 1.4%
Capacity Change (%)
8
6
4
2
0
-2
-4
-6
-8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 550' tonnes from closures announced after October 2007. Myllykoski/Germany (swing PM) and Palm in UK are included.

Capacity Changes – Standard Newsprint North America



North Am Std News
Capacity peak: 16.61 mill
2007: 11.86 mill
Million tonnes
18
16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
(E) (E) (E)



North Am Std News
AAGR 1997- 2007: -2.9%
Capacity Change (%)
8
6
4
2
0
-2
-4
-6
-8
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
(E) (E) (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by 700' tonnes from closures announced by AbitibiBowater and Tembec after October 2007.

Capacity Changes – Standard Newsprint World


World Std News
Peak 2009: 40.3 mill
1997: 38.15 mill
2007: 39.95 mill
Million tonnes
45
40
35
30
25
20
15
10
5
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)


World Std News
AAGR 1997- 2007: 0.7%
Capacity Change (%)
4
3
2
1
0
-1
-2
-3
-4
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (E) 2008 (E) 2009 (E)

Source: PPPC Supply&Demand, October 2007. Capacity 2008 and 2009 reduced by announced closures of 1.45 mill tonnes tonnes in North America, Europe and Asia after October 2007.
2009 includes new PM by Shandong Huatai in Guangzhou, but the project will be delayed. Expected increase in 2009 will then be 1 %, coming from Palm in UK and Pisa PM 2 in Brazil.

Norske Skog

Prices are edging upwards

- Price improvements in balanced markets:
  - Newsprint Northern America +10 percent
  - China +10 percent
  - Magazine + 5 percent
- Newsprint Europe is still lagging
  - Prices down 5 percent in local currency Q 1 2008
  - A stronger NOK adds 2,5 percent on the negative side
- **We expect price improvement to follow capacity adjustments in Europe**

Capacity determines price developments



Chances in capacity utilisation in a given year (%)
European newsprint
5,0
2,5
0,0
-2,5
-5,0
-15
-10
-5
0
5
10
15
20
2000
2004
2006
2005
2001
2003
2002
Price development the next year(%)

Norske Skog

Nordea Paper Seminar, Helsinki 13 May 2008

Andreas Enger, CFO

Norske Skog

Norske Skog

82-5226
27.05.2008

Published: 08:45 27.05.2008 GMT+2 /HUGIN /Source: Norske Skog /OSE: NSG /ISIN: NO0004135633

Organisational changes and strengthened restructuring effort

Andreas Enger leaves his position as chief financial officer (CFO) in Norske Skog effective today. He will continue to work for the company until the end of 2008, in a new position with special responsibility for implementing the ongoing restructuring of the company.

Senior vice president for strategy, Rune Gjessing, will also act as CFO until further notice.

Oxenøen, 27 May 2008
Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

The financial market:
Vice president investor relations
Jarle Langfjæran

Mob: +47 909 78 434

END